PERFORMANT FINANCIAL CORPORATION
333 North Canyons Parkway
Livermore, California 94551

September 19, 2017

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Performant Financial Corporation - Registration Statement – Form S-3
Registration Number: 333-220423

Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Performant Financial Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S‑3 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 21, 2017 or as soon thereafter as may be practicable.
The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.
Sincerely,

Performant Financial Corporation

By:	/s/ Lisa C. Im
Lisa C. Im Chief Executive Officer